Exhibit (a)(5)(L)

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MuleSoft Common Stock (as defined below), nor is it an offer to purchase or a solicitation of an offer to sell shares of Salesforce Common Stock (as defined below), and the statements herein are subject in their entirety to the terms and conditions of the Offer. The Offer is made solely by the prospectus/offer to exchange and the related letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of shares of MuleSoft Common Stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of MuleSoft Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer by

Malbec Acquisition Corp.,

a wholly owned subsidiary of

salesforce.com, inc.,

to exchange each outstanding share of Class A common stock and Class B common stock of

MuleSoft, Inc.

for

$36.00 in cash

and

0.0711 shares of common stock of salesforce.com, inc.

(subject to the terms and conditions described in the prospectus/offer to exchange and letter of transmittal)

salesforce.com, inc. (“Salesforce”), a Delaware corporation, through its wholly owned subsidiary Malbec Acquisition Corp., a Delaware corporation (the “Offeror”), is offering to exchange for each outstanding share of Class A common stock of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), par value $0.000025 per share (the “MuleSoft Class A Common Stock”) and Class B common stock of MuleSoft, par value $0.000025 per share (the “MuleSoft Class B Common Stock” and together with the MuleSoft Class A Common Stock, “MuleSoft Common Stock”), validly tendered in the Offer and not validly withdrawn:

•	$36.00 in cash; and

•	0.0711 of a share of common stock of Salesforce, par value $0.001 per share (the “Salesforce Common Stock”), plus cash in lieu of any fractional shares of Salesforce Common Stock;

in each case, without interest and less any applicable withholding taxes (such consideration, the “offer consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 2, 2018 (the “prospectus/offer to exchange”), and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

  THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK TIME, AT THE END OF   MAY 1, 2018, UNLESS EXTENDED OR TERMINATED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE   WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 20, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Salesforce, the Offeror and MuleSoft. The Merger Agreement provides, among other things, that the Offeror will make the Offer and, subject to the satisfaction or waiver of certain conditions, the Offeror will accept for exchange, and promptly thereafter exchange, shares of MuleSoft Common Stock validly tendered in the Offer and not validly withdrawn. Following consummation of the Offer, subject to the terms and conditions set forth in the Merger Agreement, the Offeror will be merged with and into MuleSoft (the “Merger”), with MuleSoft continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Salesforce. If the Offer is completed, the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, and accordingly, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each outstanding share of MuleSoft Common Stock (other than shares of MuleSoft Common Stock held in treasury by MuleSoft or held by Salesforce, the Offeror or any wholly owned subsidiary of Salesforce or MuleSoft and shares of MuleSoft Common Stock held by stockholders who have properly exercised appraisal rights with respect to such shares in accordance with Delaware law) will be automatically converted into the right to receive the offer consideration. As a result of the Merger, MuleSoft will cease to be a publicly traded company and will become wholly owned by Salesforce. The Merger Agreement is more fully described in the prospectus/offer to exchange.

The Offer and withdrawal rights will expire at 11:59 p.m., New York Time, at the end of May 1, 2018 (the “Expiration Date,” unless the Offeror has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below) and the HSR Condition (as described below).

The “Minimum Tender Condition” requires that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of shares of MuleSoft Common Stock that, upon the consummation of the Offer (assuming that shares of MuleSoft Class B Common Stock validly tendered (and not validly withdrawn) will convert, on a one-to-one basis, into shares of MuleSoft Class A Common Stock upon the consummation of the Offer), together with any shares of MuleSoft Common Stock then owned by Salesforce and the Offeror, would represent at least a majority of the aggregate voting power of the shares of MuleSoft Common Stock outstanding immediately after the consummation of the Offer.

The “HSR Condition” requires that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated.

The Offer is also subject to other conditions as set forth in the Merger Agreement and described in the prospectus/offer to exchange (together with the conditions described above, the “Offer Conditions”).

The board of directors of MuleSoft has unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the issuance of shares of Salesforce Common Stock in connection therewith, are fair to, and in the best interests of, MuleSoft and its stockholders; (ii) determined that it is in the best interests of MuleSoft and its stockholders and declared it advisable to enter into the Merger Agreement; (iii) approved the execution and delivery by MuleSoft of the Merger Agreement, the performance by MuleSoft of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (iv) resolved to recommend that the stockholders of MuleSoft accept the Offer and tender their shares of MuleSoft Common Stock to the Offeror pursuant to the Offer.

Under certain circumstances, as set forth in the Merger Agreement and summarized in the prospectus/offer to exchange, the Offeror may be required to extend the Offer and the previously scheduled expiration date. In the case of any extension, any such announcement will be issued no later than 9:00 a.m., New York Time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, shares of MuleSoft Common Stock previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the right of each MuleSoft stockholder to withdraw previously tendered shares of MuleSoft Common Stock. No subsequent offering period will be available following the expiration of the Offer without the prior written consent of MuleSoft, other than in accordance with the extension provisions set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the Offeror also reserves the right to waive any Offer Condition or modify the terms of the Offer.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Salesforce Common Stock to be issued as consideration in the Offer or passed on upon the adequacy or accuracy of the prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

Upon the terms of the Offer and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, the Offeror will accept for exchange, and will thereafter promptly exchange, shares of MuleSoft Common Stock validly tendered and not validly withdrawn prior to the Expiration Date. In all cases, a MuleSoft stockholder will receive consideration for tendered shares of MuleSoft Common Stock only after timely receipt by the exchange agent of certificates for those shares, if any, or a confirmation of a book-entry transfer of those shares into the exchange agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed letter of transmittal or an agent’s message in connection with a book-entry transfer and any other required documents.

For purposes of the Offer, the Offeror will be deemed to have accepted for exchange shares of MuleSoft Common Stock validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the Offer. The exchange agent will deliver to the applicable MuleSoft stockholders any cash and shares of Salesforce Common Stock issuable in exchange for shares of MuleSoft Common Stock validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering MuleSoft stockholders for the purpose of receiving cash and shares of Salesforce Common Stock from the Offeror and transmitting such cash and shares to the tendering MuleSoft stockholders. MuleSoft stockholders will not receive any interest on any cash that the Offeror pays in the Offer, regardless of any extension of the Offer and even if there is a delay in making the exchange.

MuleSoft stockholders may withdraw tendered shares of MuleSoft Common Stock at any time until the Expiration Date and, if the Offeror has not agreed to accept the shares for exchange on or prior to June 1, 2018, MuleSoft stockholders may thereafter withdraw their shares from tender at any time after such date until the Offeror accepts shares for exchange. Any MuleSoft stockholder that validly withdraws previously tendered shares of MuleSoft Common Stock will receive shares of the same class of MuleSoft Common Stock that were tendered.

For the withdrawal of shares to be effective, the exchange agent must receive a written notice of withdrawal from the MuleSoft stockholder at one of the addresses set forth in the prospectus/offer to exchange, prior to the Expiration Date. The notice must include the MuleSoft stockholder’s name, address and social security number, the certificate number(s), if any, the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.

The Offeror is not providing for guaranteed delivery procedures and therefore MuleSoft stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration of the Offer. MuleSoft stockholders must tender their shares of MuleSoft Common Stock in accordance with the procedures set forth in the prospectus/offer to exchange and related letter of transmittal.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the prospectus/offer to exchange and is incorporated herein by reference. MuleSoft has provided the Offeror with MuleSoft’s stockholder list and security position listings for the purpose of disseminating the prospectus/offer to exchange, the related letter of transmittal and other related materials to MuleSoft stockholders. The prospectus/offer to exchange and related letter of transmittal will be mailed to record holders of shares of MuleSoft Common Stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of MuleSoft Common Stock.

Each MuleSoft stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” in the prospectus/offer to exchange and should consult its own tax advisor as to the particular tax consequences of the Offer and the Merger to such stockholder, including the applicability and effect of any U.S. federal, state, local or non-U.S. tax laws.

The prospectus/offer to exchange and the related letter of transmittal contain important information. Holders of shares of MuleSoft Common Stock should carefully read those documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the information agent at its address and telephone number set forth below. Requests for copies of the prospectus/offer to exchange, the letter of transmittal and other exchange offer materials may be directed to the information agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Salesforce will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Salesforce nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of MuleSoft Common Stock pursuant to the Offer.

The information agent for the Offer is:

509 Madison Ave

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowsodali.com

April 2, 2018

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